EXHIBIT 4.2

SUMMARY OF EMPLOYMENT ARRANGEMENTS

BETWEEN BAYER AKTIENGESELLSCHAFT

AND DR. UDO OELS

Term:	Dr. Oels joined the Board of Management in 1996 and his current term will expire on January 31, 2006.

Compensation: The aggregate remuneration of Dr. Oels for 2003 is comprised of the following elements:

Base salary: EUR 413,560. Dr. Oels also received remuneration in kind totaling EUR 25,006 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Fixed supplement: EUR 63,870

Variable bonus: EUR 436,590 (determined by attainment of the group gross cash flow target)

Stock option rights: Dr. Oels received a total of 6,450 option rights on the basis of his own investments. The options from this tranche had an intrinsic value of EUR 37,797 at the closing date (if they could have been exercised).

Retirement: The Company will pay Dr. Oels a monthly pension equal to 80 percent of the last monthly base salary and fixed supplement received while in service. These amounts are in addition to any amounts received as a result of his participation in Bayer’s Employee Pension Plan (See Item 6). He will be entitled to receive the pension upon completion of 30 years of services with the Bayer group or 8 years of membership in the Executive Board of the Company.